March 19, 2009

Lynn Dicker
Reviewing Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Quick-Med Technologies, Inc.
                Form 10-KSB for the fiscal year ended June 30, 2008
Form 10-Q for the quarter ended December 31, 2008
File No. 0-27545

Dear Mr. Dicker:

We are in receipt of your comment letter dated March 5, 2009 via facsimile regarding your review of our submitted response letter dated February 17, 2009.

We appreciate your follow up comment on our response letter and have reviewed it.  Set forth below is our response.

We have reproduced the Staff’s comment in bold type for your convenience and have followed the comment with our response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-Q for the quarter ended December 31, 2008

Note 5 . Fair Value Measurements, page 12

1.
We note your response and disclosures in response to prior comment 6. Additionally we note that the fair value of your convertible notes is estimated “by discounting the future cash flows using the rates of debts that management believes are similar in terms and maturity.”  Given this, please explain to us why you believe your convertible notes represent Level 1 financial liabilities under SFAS 157.  Please advise us or revise your future filings accordingly.

Response:  There was a typographical error of the convertible notes payable in the table of Note 5 – Fair Value Measurements, which should have been reflected in the Level 3 category rather than the Level 1 category.  We regret the error and we will reflect the appropriate category our future filings.

We appreciate your comments on our filings and assistance.

Sincerely,

/s/ Nam H. Nguyen

Nam H. Nguyen
Chief Financial Officer